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                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D
                                 (RULE 13d-101)

                    INFORMATION TO BE INCLUDED IN STATEMENTS
                  FILED PURSUANT TO RULE 13d(a) AND AMENDMENTS
                    THERETO FILED PURSUANT TO RULE 13(d)-2(a)

                                (AMENDMENT NO. 7)

                           Acclaim Entertainment, Inc.
                          -----------------------------
                                (Name of Issuer)

                                  Common Stock
                            --------------------------
                         (Title of Class of Securities)

                                   004325 20 5
                              -------------------
                                 (CUSIP Number)

                              Gregory E. Fischbach
               Co-Chairman, Chief Executive Officer and President
                           Acclaim Entertainment, Inc.
                                One Acclaim Plaza
                            Glen Cove, New York 11542

                                     ---------
                                 with copies to:
                              Eric M. Lerner, Esq.
                              Rosenman & Colin LLP
                               575 Madison Avenue
                            New York, New York 10022
                                 (212) 940-8800

--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                 Communications)

                                 March 12, 2001
                                 --------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting persons initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                         (Continued on following pages)


                                   Page 1 of 5


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          -------------------------------------              -------------------
          CUSIP NO. 004325  20  5                                    Page 2 of 5
          -------------------------------------              -------------------

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   1      NAMES OF REPORTING PERSONS
          I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
          GREGORY E. FISCHBACH
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   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) / /
                                                                        (b) / /

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   3      SEC USE ONLY
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   4      SOURCE OF FUNDS (SEE INSTRUCTIONS)
          WC
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   5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED              / /
          PURSUANT TO ITEMS 2(d) or (e)
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   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          UNITED STATES OF AMERICA
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         NUMBER OF                   7         SOLE VOTING POWER
           SHARES                              8,714,240
        BENEFICIALLY          --------------------------------------------------
       OWNED BY EACH                 8         SHARED VOTING POWER
         REPORTING                             192,552
           PERSON             --------------------------------------------------
            WITH                     9         SOLE DISPOSITIVE POWER
                                               8,714,240
                              --------------------------------------------------
                                    10         SHARED DISPOSITIVE POWER
                                               192,552
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   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          8,714,240
--------------------------------------------------------------------------------
   12 CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES. Excludes 156,276 shares settled in trusts by Mr. Fischbach for the benefit of his children and 36,276 held as co-trustee of trusts for the benefit of the children of Mr. James Scoroposki, a director, officer and stockholder of the Issuer. Mr. Fischbach has neither voting nor dispositive power with respect to said shares, although he does retain the right to revoke the trusts and appoint
          new trustees.                                                     /X/
--------------------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED
          BY AMOUNT IN ROW (11)
          14.7%
--------------------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
          IN

--------------------------------------------------------------------------------
                      *SEE INSTRUCTIONS BEFORE FILLING OUT!


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This Amendment No. 7 hereby amends and supplements the Statement on Schedule 13D
(the "Initial Statement") filed by Mr. Gregory E. Fischbach (the "Reporting Person") on June 27, 1988, as amended on October 6, 1989, September 5, 1990, January 31, 1991, February 7, 1991 and February 14, 1991.

Item 1.  Security and Issuer

         This statement relates to the common stock, par value $.02 per share, of Acclaim Entertainment, Inc. (the "Issuer"), a Delaware corporation. The Issuer's principal executive offices are located at One Acclaim Plaza, Glen Cove, New York 11542.

Item 2.   Identity and Background.

         This statement is filed on behalf of the Reporting Person, who is the Co-Chairman, Chief Executive Officer, President and member of the Board of Directors of the Issuer. The Reporting Person's business address is One Acclaim Plaza, Glen Cove, NY 11542. The principal business of the issuer is the development, publishing, marketing and distribution of video and computer games for use with game consoles, both dedicated and portable, and PC's on a worldwide basis.

         During the past five years, the Reporting Person has not been convicted in a criminal proceeding, or been a party to a civil proceeding as a result of which he has been or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

      The Reporting Person is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration

         On March 12, 2001, the Issuer's senior secured lender (the "Bank") entered into junior participation agreements with certain investors (the "Junior Participants"), including Hampton Farms LLC (of which the Reporting Person and his spouse are sole members), under and pursuant to the terms of its existing Revolving Credit and Term Loan Agreement with the Bank (the "Participation") and related documentation. Hampton Farms LLC used working capital ($2,500,000) as the source of funds.

Item 4.  Purpose of Transaction

         On March 12, 2001, the Bank entered into junior participation agreements with the Junior Participants (including Hampton Farms LLC), under and pursuant to the terms of its existing Revolving Credit and Term Loan Agreement with the Bank and related documentation. As an inducement to the Junior Participants to effect the Participation, 5-year warrants to purchase up to an aggregate of 2,375,000 shares of common stock of the Issuer were issued to the Junior Participants at an initial exercise price of $1.25 per share, to be allocated among the Junior Participants based on the Junior Participant's pro rata portion of its Participation. In this regard, Hampton Farms LLC received warrants to purchase 625,000 shares of common stock of the Issuer (the "Participation Warrants") in connection with such entity's Participation.

         The Reporting Person does not have any other present plans or intentions which relate to or would result in any of the matters described in subsections (a) - (j) of Item 4 of Schedule 13D.

Item 5.  Interest in Securities of the Issuer

         (a) The aggregate number of shares of Common Stock beneficially owned by the Reporting Person is 8,714,240 shares (including 1,595,833 shares which the Reporting Person has the right to acquire within the next 60 days upon the exercise of options granted under the Issuer's 1988 Stock Option Plan and its 1998 Stock Incentive Plan, and 1,937,500 shares issuable upon the exercise of warrants, including the


                                   Page 3 of 5



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Participation Warrants), approximately 14.7% of the total amount outstanding as calculated under Rule 13d-3 of the Exchange Act. The aggregate number of shares of Common Stock owned by the Reporting Person excludes 156,276 shares settled in trusts by the Reporting Person for the benefit of his children and 36,276 held as co-trustee of trusts for the benefit of the children of Mr. James Scoroposki, a director, officer and stockholder of the Issuer.

         (b) The Reporting Person has the sole power to vote and dispose of the ownership of 8,714,240 shares beneficially owned by him (which includes 1,595,833 shares which he has the right to acquire within the next 60 days and 1,937,500 shares issuable upon the exercise of warrants, including the Participation Warrants). the Reporting Person shares the power to vote and dispose of the ownership of 36,276 shares held by him as co-trustee of two trusts for the benefit of Mr. Scoroposki's children. With respect to 156,276 shares held in certain trusts settled by the Reporting Person for the benefit of his children, while the Reporting Person has neither the power to vote nor to dispose of the ownership of said shares, he retains the right to revoke the trusts and to appoint new trustees.

         (c) No sales were effected in open market transactions within the last 60 days.

         (d) N/A

         (e) N/A

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

         See Items 3 and 4 above.


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                                    Signature

         After reasonable inquiry and to the best of the my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                /s/ Gregory Fischbach
Date:  March 12, 2001           ---------------------------------
                                Gregory Fischbach




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